VIA EMAIL AND EDGAR	September 18, 2014
Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-7010 USA

Attention:	Mr. Karl Hiller
Branch Chief

Dear Mr. Hiller:

RE:	Bellatrix Exploration Ltd.
Form 40-F for the Fiscal Year ended December 31, 2013
Filed March 24, 2014
File No. 001-35644

This letter is in response to your letter dated September 4, 2014 (the “Comment Letter”) regarding your review of the Annual Report on Form 40-F (the “Annual Report”) for the year ended December 31, 2013 of Bellatrix Exploration Ltd. (the “Company”). Set forth below in italics are your comments, followed by the Company’s responses.

Form 40-F for the Fiscal Year ended December 31, 2013

Exhibit 99.4

Supplementary Oil and Gas Information–(Unaudited)

Net Proved Oil and Natural Gas Reserves

1.
We note your disclosure stating that you are presenting the oil and gas information in accordance with the U.S. standard, “Extractive Industries - Oil and Gas”. However, we also note that on page 5 of your Annual Information Form, you present estimates of oil and gas based on the guidance in NI 51-101. Please modify your disclosures to clarify whether the estimates of the proved developed and proved undeveloped oil and natural gas reserves prepared by Sproule Associates, Ltd and presented herein pursuant to FASB ASC 932-235-50-4 conform with the reserves definitions set forth in the FASB Accounting Standards codification 932, “Extractive Activities-Oil and Gas.”

www.bellatrixexploration.com	MAIN 403-266-8670	1920, 800 – 5th Avenue SW
	FAX 403-264-8163	Calgary, AB Canada T2P 3T6

Mr. Karl Hiller
Securities and Exchange Commission
September 18, 2014
Page of 2 of 5

Response:

We confirm that the estimates of proved developed and proved undeveloped oil and natural gas reserves presented in Exhibit 99.4 of the 2013 Annual Report (the “Supplemental US Reserves Disclosure”) conform with the reserves definitions set forth in United States Financial Accounting Standards Board (“FASB”) Topic 932 – “Extractive Activities – Oil and Gas” (“ASC 932”) and where applicable, financial information is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (”IFRS”).

The reserves information that is disclosed in the Company’s Annual Information Form (“AIF”) (Exhibit 99.1 to the Annual Report) is presented, as required, in accordance with the requirements of Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”).  The AIF contains an advisory on page (i) entitled “OIL AND GAS INFORMATION ADVISORIES” which provides, in relevant part:

“All production and reserves quantities included in this Annual Information Form (including the Schedules hereto) have been prepared in accordance with Canadian practices and specifically in accordance with NI 51-101. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC (as defined herein) by United States companies. Nevertheless, as part of Bellatrix's Annual Report on Form 40-F for the year ended December 31, 2013 filed with the SEC, Bellatrix has disclosed proved reserves quantities using the standards contained in SEC Regulation S-X, and the standardized measure of discounted future net cash flows relating to proved oil and gas reserves determined in accordance with the U.S. Financial Accounting Standards Board, "Disclosures About Oil and Gas Producing Activities", which disclosure complies with the SEC's rules for disclosing oil and gas reserves.”

In response to your comments, the Company proposes to enhance its future Supplemental US Reserves Disclosure to emphasize that the reserve information disclosed therein is prepared in accordance with ASC 932 and SEC requirements, and to highlight the significant differences between reserves disclosure under NI 51-101 and SEC requirements, including the type of volumes disclosed and the basis from which the volumes are economically determined, the fact that the SEC requires the disclosure of net reserves, after royalties, using 12 month average prices and current costs, whereas NI 51-101 requires disclosure of gross reserves, before royalties, using forecast pricing and costs, and the SEC’s requirement to disclose a standardized measure for discounted future net cash flows from proved oil and gas reserves, which differs from the applicable requirements under NI 51-101 to disclose future net revenue estimates based on forecast prices and costs.

In addition, in future filings the Company will ensure that its reference to ASC 932 uses the codification’s correct name (i.e. “Extractive Activities”, rather than “Extractive Industries”).

www.bellatrixexploration.com	MAIN 403-266-8670	1920, 800 – 5th Avenue SW
	FAX 403-264-8163	Calgary, AB Canada T2P 3T6

Mr. Karl Hiller
Securities and Exchange Commission
September 18, 2014
Page of 3 of  5

2.
Your representation indicating adherence to the U.S. standard, "Extractive Industries - Oil and Gas," appears to correlate with FASB ASC 932. If you retain this representation please ensure that your disclosures are complete and accurate in this regard.

For example, you should disclose for each period the reasons for significant changes in the net quantities of proved reserves as reflected in the individual line items showing the change in reserves, other than production, to comply with FASB ASC 932-235-50-5. You should also address the inconsistency between your tabulation of changes in "estimated future net revenue" and the requirement to provide comparable disclosure about changes in the standardized measure of discounted future net cash flows.

The additional comments in this letter may similarly concern deviations from the U.S. standard. If you are unable to conform, you should modify the representation to identify all material aspects of your presentation which do not adhere to the U.S. standard.

Response:

The Company proposes to modify its future representation with respect to compliance with ASC 932, if required, to identify any material respects of such presentation which do not adhere to ASC 932.  In particular and in order to be helpful to the reader, the Company will in future filings disclose the reasons for significant changes in the net quantities of proved reserves as reflected in the individual line items showing the change in reserves, other than production, to comply with FASB ASC 932-235-50-5.  The Company will also add headings to each of the standardized measure tables appearing in the Supplemental US Reserves Disclosure indicating that the first table shows the standardized measure for discounted future net cash flows and the second table shows changes in the standardized measure for discounted cash flows.  In addition, the Company will reword the first and final entries in the table showing changes in the standardized measure to say “Standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves, at beginning of year” and “Standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves, at end of year”.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

3.
We note your disclosure on page 17 of Exhibit 99.1 that “at December 31, 2013, the estimated total undiscounted amount required to settle the asset retirement obligations (being abandonment and reclamation costs for net producing and shut in wells and facilities) of the Corporation was approximately $122.7 million.” Please tell us if the undiscounted pre-tax cash flows presented in conjunction with your standardized measure includes the $122.7 million required to settle the asset retirement obligations relating to your properties. If the amount included differs from the $122.7 million, please explain and provide us with any details necessary

www.bellatrixexploration.com	MAIN 403-266-8670	1920, 800 – 5th Avenue SW
	FAX 403-264-8163	Calgary, AB Canada T2P 3T6

Mr. Karl Hiller
Securities and Exchange Commission
September 18, 2014
Page of 4 of 5

to understand the reason for not including the full amount related to your obligation to abandon the properties.

If you require clarification relating to the inclusion of the cash outflows associated with the settlement of asset retirement obligations in your standardized measure, please refer to the letter sent by the Division of Corporation Finance to companies engaged in oil and gas producing activities dated February 4, 2004, available on our website at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Response:

The undiscounted pre-tax cash flows presented in conjunction with the Company’s standardized measure calculation in the Supplemental US Reserves Disclosure include all of the asset retirement obligations contained in the reserves report prepared by the Company’s independent reserves evaluator in accordance with NI 51-101. In particular, the asset retirement obligations included in the Company’s independent reserves evaluation, its AIF and its Supplemental US Reserves Disclosure relate to future abandonment costs associated with wells having attributed reserves. The Company discloses on page 17 of its 2013 AIF that its estimate of future abandonment costs excludes asset retirement obligations and reclamation costs relating to non-reserves wells, reclamation costs for wells with reserves and facility abandonment and reclamation expenses. In future filings, the Company will also include such disclosure in its Supplemental US Reserves Disclosure and will quantify (both on a discounted and undiscounted basis) the incremental asset retirement obligations not included in the disclosure of estimated future net revenue.

4.
The disclosure on page 7 of Exhibit 99.1 refers to the inclusion of revenue from processing plants, third party processing and other non-commodity sales sources. Please tell us the extent to which you include such revenues in the determination of the economic produci[bi]lity of the proved reserves or in the computation of future cash inflows relating to the standardized measure presented in Exhibit 99.4.

Response:

Any material revenue from processing plants, third-party processing and other non-commodity sales sources were modeled separately and did not affect economic producibility of the Company’s proved reserves because these revenues do not impact the Company’s estimated reserves volumes, and because economic producibility is determined independent of any such revenue.

Any future processing plant cash inflows associated with such revenues that were included in the standardized measure tabulation and incorporated into the Company’s estimated future cash inflows and future net revenue were deemed to be not sufficiently material to warrant removal from the calculation. This approach is consistent with the requirements of NI 51-101, and particularly, section 5.7.1 of the Canadian Oil and Gas Evaluation Handbook, which provides that third-party processing

www.bellatrixexploration.com	MAIN 403-266-8670	1920, 800 – 5th Avenue SW
	FAX 403-264-8163	Calgary, AB Canada T2P 3T6

Mr. Karl Hiller
Securities and Exchange Commission
September 18, 2014
Page of 5 of 5

revenue of less than 10% of field expenses may be used to reduce operating expenses at the field provided that the revenue is expected to continue in the future.

In future filings, the Company will include disclosure in the Supplemental US Reserves Disclosure quantifying (both on a discounted and undiscounted basis) the amount of such revenue streams included in the computation of future cash inflows relating to the standardized measure tabulation.

Bellatrix Exploration Ltd. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would be happy to provide additional information you may request or to respond to further inquiries.

Yours truly,

BELLATRIX EXPLORATION LTD.

/s/ Charles R. Kraus
Charles R. Kraus
Vice President, General Counsel
& Corporate Secretary

cc:           Mr. John Hodgin, Securities and Exchange Commission
 Mr. Edward J. Brown, Bellatrix Exploration Ltd.

www.bellatrixexploration.com	MAIN 403-266-8670	1920, 800 – 5th Avenue SW
	FAX 403-264-8163	Calgary, AB Canada T2P 3T6